[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(714) 668-6244 chrismanderson@paulhastings.com
October 17, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention: Mark P. Shuman, Esq.

Re:	TCI Solutions, Inc.

Schedule 13E-3, as amended

Filed on September 9, 2005

File No. 5-55375

Preliminary Schedule 14A, as amended

Filed on September 9, 2005

File No. 0-49783

Ladies and Gentlemen:

The following response addresses the comments received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 7, 2005 (the “Comment Letter”), regarding the above-referenced filings of TCI Solutions, Inc. (“TCI” or the “Company”) under the Securities Exchange Act of 1934. The Staff’s comments are set forth below in bold, followed by TCI’s response to each comment. Our responses have been numbered to correspond to the numbers assigned to each of the Staff’s comments in the Comment Letter.

Preliminary Proxy Statement on Schedule 14A, as amended

Summary Term Sheet

What does TCI’s board of directors recommend?

1.	We note your response to prior comments 3 and 18. Provide comparable disclosure for each filing person. We are unable to locate any disclosure

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Division of Corporation Finance

October 17, 2005

regarding RTLX LLC, Survivor RTLX LLC or Retalix Holdings, Inc. Also, the disclosure for Retalix, [Ltd.] does not separately address fairness to unaffiliated holders or the disclosure required by Item 1014 of Regulation M-A.

RESPONSE:

In response to the Staff’s comment, we have revised the proxy statement to include the required disclosure with respect to RTLX LLC, Survivor RTLX LLC and Retalix Holdings, Inc. Though we respectfully note that a discussion of Retalix Ltd’s position on fairness was already contained in the middle of the proxy statement, we have also revised Retalix, Ltd.’s disclosure in all other relevant places in the proxy statement to separately address fairness to unaffiliated stockholders as well as the disclosure required by Item 1014 of Regulation M-A.

2.

We are unable to locate the discussion for each filing person required by Item 1013(d) of Regulation M-A. Please consider instructions 2 and 3 to Item 1013 of Regulation M-A when providing the disclosure.

RESPONSE:

In response to the Staff’s comment, we have revised the proxy statement to include the required discussion for RTLX LLC, Survivor RTLX LLC and Retalix Holdings, Inc.

3.

Please refer to prior comment 11 from our letter dated August 18, 2005. You amended your disclosure regarding the valuation of comparable software companies to discuss two of the criteria used to select the six named comparable acquisitions. However, your description of these transactions does not include an explanation of why the other companies are deemed comparable, you simply refer to them as “comparable acquisitions.” Please revise to explain in detail why management came to the conclusion that these companies and transactions were comparable to TCI and this transaction. You should focus on the similarities of the named companies and transactions to TCI and this transaction as well as the material differences between them. Your discussion should provide investors with sufficient information to evaluate the basis for your conclusion that these transactions are “comparable acquisitions.”

RESPONSE:

In response to the Staff’s comment and subsequent discussions with the Staff, we have revised the proxy statement to provide additional information about how TCI conducted its enterprise value analysis. Specifically, we have added disclosure explaining that while TCI would have preferred to compare itself to three competitors which TCI regarded as

Securities and Exchange Commission

Division of Corporation Finance

October 17, 2005

its closest peers, TCI could not obtain verifiable figures for annual revenues and transaction values with respect to these peers. In addition, only one of the three was acquired as a going concern; the other two were broken up in asset sales, making it impossible to analyze the closest peer acquisition values as a multiple of their revenues.

The disclosure explains that TCI then looked to compare itself to business management or retail software companies (i) which had recently been acquired by Retalix, one of Retalix’s competitors or another prospective TCI acquiror (ii) where the acquisition price and annual revenues could be determined with certainty. It also explains that these were the only general criteria that TCI’s management then considered in conducting the enterprise value analysis and that they believed that an analysis of transactions involving these software companies would provide meaningful comparative data because such companies were in the same industry as TCI, produced products similar to TCI’s and were acquired by companies whose strategies and lines of business could lead to a strategic interest in acquiring TCI.

4.

To the extent known, quantify the liquidation value. If the board did not determine a liquidation value, expand your disclosure to address why liquidation value was not considered. Refer to Exchange Act Release No. 17719, April 13, 1981.

RESPONSE:

In response to the Staff’s comment, we have revised the proxy statement to state that TCI’s estimated liquidation value was approximately $0.95 million (after estimated liquidation costs of approximately $0.45 million) and to explain that the board did not consider liquidation value because it was not material in light of Retalix’s $34.5 million offer.

5.

Refer to prior comment 4. We note your statement on page 23 that “for the reasons set forth in the proxy statement” the current board believes the merger is fair. This document must clearly set forth all factors the board considered in assessing fairness, and how it analyzed them to reach its conclusion. It remains unclear what factors the current board considered in making its fairness determination. The board must make a fairness determination addressing the points set forth in Item 1014 of Regulation M-A. Refer to Exchange Act Release No. 17719, April 13, 1981.

RESPONSE:

The proxy statement has been revised to delete “for the reasons set forth in the proxy statement” and to state that the current board’s conclusion as to the fairness of the

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October 17, 2005

transaction to the unaffiliated stockholders is based on the factors set forth under “Position of TCI as to the Fairness of the Merger.”

Position of Retalix as to the Fairness of the :Merger, page 29

6.

We note your response to prior comment 19. Explain to us with greater specificity the role played by Citigroup in preparing management’s report. From the description of Citigroup’s work provided in response to comment 19, we continue to believe it was “materially related” within the meaning of Item 1015 of Regulation M-A. Note that Item 1015 of Regulation M-A encompasses both oral and written “reports,” so that where no written materials were provided by the fairness advisor, it requires you to summarize the oral contacts that are materially related to this transaction. In addition, we are unable to locate the projections prepared by TCI referred to in your response. Please advise.

RESPONSE:

In response to the Staff’s comment and subsequent discussions with the Staff, Retalix has authorized the filing of the presentation delivered by Retalix’s management to the Retalix board of directors. The presentation has been filed as Appendix G to the proxy statement and incorporated by reference into the Schedule 13E-3/A. In further response to the Staff’s comment regarding the projections prepared by TCI referred to in our response to the Staff's prior comment 19, we respectfully note that the projections appear on pages 20 and 26 of the Power Point presentation, and appeared on pages 71 to 73 of the preliminary proxy statement filed on September 9, 2005 under the caption “TCI Solutions, Inc. Projected Financial Information,” and continue to appear under such caption in the preliminary proxy statement filed with this letter. The projections in the presentation and proxy statement differ immaterially, as noted in our response to the Staff’s prior comment 19.

Sincerely,

William C. Manderson

of PAUL, HASTINGS, JANOFSKY & WALKER LLP